Exhibit 99.12

Toronto, February 14, 2014

To:

Securities Regulatory Authorities

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Newfoundland and Labrador, Department of Government Services

Ontario Securities Commission (Principal Regulator)

Toronto Stock Exchange

Rainy River Resources Ltd.

CONSENT OF AUTHOR

I, Adam Coulson, consent to the public filing of the technical report entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” that has an effective date of January 16, 2014 (the “Technical Report”), by Rainy River Resources Ltd. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the press release of the Company entitled “New Gold Announces its Rainy River Feasibility Study Results” dated January 16, 2014 (the “Press Release”).

I certify that I have read the Press Release that the Technical Report supports, filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 14th day of February 2014.

Adam Coulson [“original signed”]
Adam Coulson, Ph.D., P.Eng.
Rock Engineering Group Manager
Senior Associate Rock Mechanics Engineer

AMEC Environment & Infrastructure
a Division of AMEC Americas Limited
160 Traders Blvd. East, Suite 110
Mississauga, Ontario
Canada L4Z 3K7
Tel	(905) 568-2929
Fax	(905) 568-1686	www.amec.com